Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2019 and 2018

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687 - 4018
Fax: (604) 687 - 4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated August 1, 2019 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations as at and for the three and six months ended June 30, 2019. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2019.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings (loss), adjusted net earnings (loss) per share, working capital, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, and cash flow from operations before changes in non-cash working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provide investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); and Life of Mine ("LOM").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with over 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, the Company is focused on creating value for its stakeholders at each stage of the mining process.
Eldorado’s operations are global and the Company has assets in Turkey, Canada, Greece, Romania, Serbia and Brazil. The Company operates five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing Eldorado’s producing portfolio is the Company’s advanced stage development project, the Skouries (95% ownership) gold-copper project in northern Greece. Skouries is currently on care and maintenance pending receipt of permits required to advance the project.
Other development projects in Eldorado’s portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
The Company’s operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2019. Eldorado also conducts early-stage exploration programs in highly-prospective regions to provide low cost growth through discovery.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Second Quarter 2019 and Subsequent Period Highlights (1)

•
Steady Q2 gold production and reiterating 2019 annual guidance: Gold production for the quarter totalled 91,803 ounces with 174,780 ounces produced year-to-date. Gold production included 33,140 ounces from Lamaque in its first quarter of commercial operations, of which 5,057 ounces were produced from stockpiles mined during the pre-commercial production period.

•
Higher sales volumes in the quarter resulted in revenue of $173.7 million: Total gold sales for the second quarter were 113,685 ounces with 156,759 ounces sold year-to-date. Second quarter sales do not include sales of the remaining 11,705 ounces that were mined at Lamaque during the pre-commercial production period. Net proceeds of $7.6 million were realized in the quarter from these pre-commercial production sales.

•
Net earnings per share: Net earnings to shareholders in the quarter totalled $12.2 million, or $0.08 per share. Adjusted net loss was $1.2 million, or $0.01 loss per share, after removing, among other things, the impact of one-time asset sales.

•
EBITDA: Higher sales volumes in the quarter resulted in earnings before interest, taxes and depreciation and amortization ("EBITDA") of $74.5 million. Adjusted EBITDA of $66.8 million excludes the impact of one-time asset sales but includes net proceeds from pre-commercial production at Lamaque.

•
Refinancing completed: The Company completed its offering of $300 million aggregate principal amount of 9.5% senior second lien notes due 2024 (the "Notes") and its $450 million amended and restated senior secured credit facility (the "Facility"). Eldorado used the net proceeds from the sale of the Notes and $200 million in term loan proceeds drawn under the Facility, together with $100 million cash on hand, to redeem its outstanding $600 million 6.125% senior notes due December 2020.

•
Liquidity remains solid: The Company finished the quarter with approximately $300 million of available cash including $119.9 million in cash, cash equivalents and term deposits and approximately $179 million available under its $250 million line of credit, with $71 million of capacity on the line of credit allocated to secure certain obligations in connection with its operations.

•	All-in sustaining costs lower due to increased sales volumes: All-in sustaining costs were $917 per ounce of gold sold in the quarter compared to $934 per ounce sold during the second quarter of 2018.

•
Divestiture of non-core assets: The Company completed a sale of a net smelter royalty interest held on a property in Turkey for consideration of $8.1 million, of which $5.0 million will be settled through the transfer of an exploration license and the balance to be paid in cash. Subsequent to the quarter, the Company also executed a share purchase agreement for the sale of its Vila Nova iron ore mine for consideration of $9 million in cash, subject to the purchaser securing financing and other standard closing conditions.

•
Net earnings per share: Net earnings to shareholders in the quarter totalled $12.2 million, or $0.08 per share. Adjusted net loss was $1.2 million, or $0.01 loss per share, after removing, among other things, a gain on the sale of the net smelter royalty interest and the reversal of impairment relating to Vila Nova.

(1) Throughout this MD&A we use cash operating costs, cash operating costs per ounce sold, total cash costs, total cash costs per ounce sold, adjusted net earnings/(loss), adjusted net earnings (loss) per share, average realized gold price per ounce sold, earnings before interest, taxes and depreciation and amortization, adjusted earnings before interest, taxes and depreciation and amortization, working capital, cash flow from operations before changes in non-cash working capital and sustaining capital as additional measures of Company performance. These are non-IFRS measures. Please see the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Review of Financial Results

	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Revenue (1,3)	$173.7	$153.2	$253.7	$285.1
Gold revenue (1,3)	$150.1	$121.3	$203.9	$236.8
Gold produced (oz) (2)	91,803	99,105	174,780	188,479
Gold sold (oz) (1,3)	113,685	94,224	156,759	180,811
Average realized gold price ($/oz sold) (7)	$1,321	$1,287	$1,301	$1,310
Cash operating costs ($/oz sold) (4,7)	631	587	629	579
Total cash costs ($/oz sold) (4,7)	670	610	665	604
All-in sustaining costs ($/oz sold) (4,7)	917	934	977	887
Net earnings (loss) for the period (5,6)	12.2	(24.4)	(14.8)	(15.7)
Net earnings (loss) per share – basic ($/share) (5)	0.08	(0.15)	(0.09)	(0.10)
Adjusted net earnings (loss) (5,6,7)	(1.2)	(1.8)	(19.2)	12.4
Adjusted net earnings (loss) per share ($/share) (5,6,7)	(0.01)	(0.01)	(0.12)	0.08
Cash flow from operating activities before changes in working capital (7,8)	37.5	26.3	45.6	69.7
Cash, cash equivalents and term deposits	$119.9	$429.8	$119.9	$429.8

(1)
Revenue and ounces sold were impacted by delayed shipments at Efemcukuru in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019. Q2 2019 sales also included approximately 8,000 ounces sold from Olympias that were produced in 2018.

(2)	Includes pre-commercial production at Lamaque and Olympias (Q1 2018).

(3)	Excludes sales of inventory mined at Lamaque and Olympias (Q1 2018) during the pre-commercial production period.

(4)	By-product revenues are off-set against cash operating costs.

(5)	Attributable to shareholders of the Company.

(6)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) on p. 23.

(7)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(8)	2018 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current periods.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Production, Sales and Revenue
In Q2 2019 the Company produced 91,803 ounces of gold (including 5,057 ounces of pre-commercial production at Lamaque), compared to Q2 2018 production of 99,105 ounces.

•
Kisladag produced 26,072 ounces during the quarter, a decrease of 53% from Q2 2018 production of 55,930 ounces, due to the suspension of new ore placement on the leach pad from April 2018 through March 2019.

•	Efemcukuru produced 25,667 ounces during the quarter, an increase of 6% from Q2 2018 production of 24,146 ounces, primarily a result of higher grades.

•
Olympias produced 6,924 ounces during the quarter, a decrease of 56% from Q2 2018 production of 15,895 ounces, as a result of reduced tonnage fed to the processing plant. This was a result of limited headings underground due to slower than anticipated capital development and a backlog of stopes to be filled.

•	Lamaque had a strong first quarter of commercial operations with production of 33,140 ounces, including 5,057 ounces from inventory mined during the pre-commercial production period.
The Company continues to forecast full-year consolidated production within the previously published range of 390,000-420,000 ounces of gold at all-in-sustaining costs of $900-1000 per ounce of gold sold.
Gold sales from commercial operations in Q2 2019 totalled 113,685 ounces, compared with 94,224 ounces in Q2 2018. The 21% higher sales volumes compared with the prior year's quarter included the sale of 48,821 ounces from Efemcukuru, where concentrate shipments had been delayed in Q1 2019 as a result of a contract dispute with a customer and shipping delays due to inclement weather at the loading port at the end of the first quarter. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019. Q2 2019 sales also included 24,330 ounces from Lamaque in its first quarter of commercial operations and does not include sales of the remaining 11,705 ounces that were mined during the pre-commercial production period. These increases were partially offset by decreased sales from Kisladag of 26,072 ounces owing to lower production due to the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019, and to a lesser extent, a decrease at Olympias where sales totalled 14,462 ounces as accumulated concentrate inventory was sold. Concentrate inventory at both Efemcukuru and Olympias were at normal levels at the end of the quarter.
The average realized gold price in Q2 2019 was $1,321 per ounce, 3% higher than the average realized gold price of $1,287 per ounce in Q2 2018 and reflecting an increase in gold price toward the end of the quarter. Total revenue was $173.7 million in Q2 2019 compared to $153.2 million in Q2 2018, as a result of the higher gold sales volumes and a higher average realized gold price.
Total revenue was $253.7 million in the six months ended June 30, 2019, a decrease of 11% from total revenue of $285.1 million in the six months ended June 30, 2018. The decrease was primarily due to lower production from Kisladag due to the suspension of mining and stacking of ore on the leach pads from April 2018 through March 2019.
Unit Cost Performance
Cash operating costs in Q2 2019 averaged $631 per ounce sold, an increase from $587 per ounce sold in Q2 2018, primarily reflecting the impact of low production levels at Olympias in the quarter and higher selling costs for Efemcukuru concentrate.
Cash operating costs averaged $665 per ounce sold in the six months ended June 30, 2019, an increase from $604 in the six months ended June 30, 2018. The increase is primarily due to higher production costs combined with reduced production levels at Olympias in the first half of 2019, and higher selling costs for Efemcukuru concentrate in Q2 2019.
AISC per ounce sold averaged $917 in Q2 2019, compared with $934 in Q2 2018, reflecting higher sales volumes, and partially offset by higher sustaining capital expenditures in the quarter compared to the prior year. Sustaining capital expenditures at gold operations totalled $15.6 million ($137 per ounce sold) in Q2 2019, compared to $13.8 million ($146 per ounce sold) in Q2 2018, primarily due to the inclusion of of sustaining capital expenditures at Lamaque, and partially offset by decreases in sustaining capital expenditure at other operations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

AISC per ounce sold averaged $977 in the six months ended June 30, 2019, a increase from $887 in the six months ended June 30, 2018. The increase was primarily due to the increase in cash operating costs per ounce sold, and partially offset by a slight net decrease in other sustaining costs.
Other Expenses
Exploration and evaluation expenses decreased to $2.5 million in Q2 2019 from $6.8 million in Q2 2018 and to $7.9 million in the six months ended June 30, 2019 from $11.0 million in the six months ended June 30, 2018. The decrease in both periods was due to a continued focus on brownfield resource expansion at the Company's mining operations and development projects, leading to a greater amount of expenditures being capitalized in Q2 2019, rather than expensed.
Mine standby costs of $3.5 million related to Skouries, Perama Hill and Vila Nova were incurred during the quarter and reflected a decrease from $4.3 million in Q2 2018. The decrease was due to the transition of Kisladag mining and crushing operations to care and maintenance from mid-April 2018 through March 2019. A portion of costs related to Kisladag were included in mine standby costs during the period that mining and crushing activities were suspended. Mine standby costs were $11.4 million in the six months ended June 30, 2019 reflecting an increase from $7.0 million in the six months ended June 30, 2018. The increase was primarily due to higher Kisladag standby costs in Q1 2019 as the mine was preparing to recommence operations in April 2019.
G&A expenses decreased to $8.1 million in Q2 2019 from $14.0 million in Q2 2018 and to $15.3 million in the six months ended June 30, 2019 from $22.2 million in the six months ended June 30, 2018. The decrease in both periods reflects the allocation beginning in 2019 of in-country office G&A expenses related to supporting the operations to production costs.
Other income totalled $8.7 million in Q2 2019, compared with $3.6 million in Q2 2018, and includes a gain of $8.1 million from the sale in June 2019 of a net smelter royalty held on a property in Turkey. $1.6 million of the consideration was received in cash in the quarter with an additional $1.5 million to be received in cash in late 2019. The remaining $5.0 million of consideration will be settled through the transfer of an exploration license for a property in Turkey, expected to be concluded in late 2019. In the six months ended June 30, 2019, other income totalled $10.3 million, an increase from $7.6 million in the six months ended June 30, 2018. The increase was primarily due to the net smelter royalty sale, partially offset by lower interest income in line with lower cash balances in the first half of 2019.
Finance costs in Q2 2019 totalled $16.8 million, compared with $3.2 million in Q2 2018, primarily due to interest no longer being capitalized in the quarter following the commencement of commercial operations at Lamaque in April 2019 and the transfer of Skouries to care and maintenance at the end of 2018. In Q2 2018, $7.6 million of interest was capitalized at Skouries and Lamaque. Finance costs in Q2 2019 also included $3.6 million from the write-off of remaining unamortized transaction costs related to the debt that was redeemed in the quarter. Finance costs in the six months ended June 30, 2019 totalled $24.1 million, an increase from $7.3 million in the six months ended June 30, 2018. The increase was primarily due to $14.2 million of interest capitalized in the prior year relating to Skouries and Lamaque compared with $3.8 million in Q1 2019 relating to Lamaque.
In Q2 2019, tax expense was $8.0 million, relating primarily to current income taxes of $9.4 million for operations in Turkey, partially offset by net recoveries in deferred income tax. In the six months ended June 30, 2019, tax expense was $14.0 million, relating primarily to current income taxes of $14.8 million for operations in Turkey, partially offset by net recoveries in deferred income tax.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Net Earnings to Shareholders
The Company reported net earnings to shareholders in Q2 2019 of $12.2 million, ($0.08 per share) compared to a net loss of $24.4 million ($0.15 loss per share) in Q2 2018. The improvement was primarily a result of higher sales volumes and lower income tax expense in Q2 2019, partially offset by an increase in finance costs. Net earnings in Q2 2019 also included an $11.7 million partial reversal of impairment relating to property, plant and equipment and iron ore inventory at the Vila Nova mine, currently on care and maintenance. The impairment reversal was recorded as a result of a plan to sell Vila Nova and reflects the fair value of these assets based on the expected sale consideration. Net loss attributable to shareholders in the six months ended June 30, 2019 totalled $14.8 million compared to $15.7 million in the six months ended June 30, 2018. The year-to-date net loss is primarily attributable to lower sales in the first half of 2019 as compared to the prior year, mainly as a result of lower production from Kisladag due to the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019.
In Q2 2019, the adjusted net loss was $1.2 million ($0.01 loss per share), compared to adjusted net loss of $1.8 million ($0.01 loss per share) in Q2 2018. The adjusted net loss in Q2 2019 removes, among other things, the $8.1 million gain on sale of the net smelter royalty interest, the $11.7 million reversal of impairment for Vila Nova and the $3.6 million write-off of unamortized transaction costs relating to the debt that was redeemed in the quarter. For the six months ended June 30, 2019, the adjusted net loss was $19.2 million ($0.12 loss per share), compared to adjusted net earnings in the six months ended June 30, 2018 of $12.4 million ($0.08 per share). The adjusted net loss on a year-to-date basis includes adjusted net losses of $17.9 million ($0.11 loss per share) in Q1 2019, primarily a reflection of lower sales due to the delayed shipments at Efemcukuru.
Cash and Cash Equivalents
Cash, cash equivalents and term deposits at June 30, 2019 totalled $119.9 million, compared to $227.5 million as at March 31, 2019 and $293.0 million at December 31, 2018. The decrease in cash in the three and six months ended June 30, 2019 primarily resulted from $122.3 million used in financing activities in Q2 2019, primarily for purposes of refinancing the Company's debt.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Operations Update
Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Total
Ounces produced (1)	91,803	99,105	174,780	188,479
Ounces sold (2, 4)	113,685	94,224	156,759	180,811
Cash operating costs ($/oz sold) (5)	$631	$587	$629	$579
All-in sustaining costs ($/oz sold) (5)	$917	$934	$977	$887
Sustaining capex (5)	$15.6	$13.8	$26.4	$24.9
Kisladag
Ounces produced (3)	26,072	55,930	53,319	109,744
Ounces sold	26,072	55,631	53,327	109,470
Cash operating costs ($/oz sold) (5)	$381	$664	$471	$621
All-in sustaining costs ($/oz sold) (5)	$471	$808	$590	$762
Sustaining capex (5)	$1.1	$5.5	$4.2	$10.3
Efemcukuru
Ounces produced	25,667	24,146	51,791	47,001
Ounces sold (4)	48,821	23,853	54,639	50,853
Cash operating costs ($/oz sold) (5)	$593	$515	$598	$524
All-in sustaining costs ($/oz sold) (5)	$774	$832	$840	$781
Sustaining capex (5)	$5.4	$5.8	$9.0	$9.5
Olympias
Ounces produced (1)	6,924	15,895	16,852	25,860
Ounces sold (2)	14,462	14,740	24,463	20,488
Cash operating costs ($/oz sold) (5)	$1,402	$412	$1,156	$493
All-in sustaining costs ($/oz sold) (5)	$1,731	$715	$1,553	$897
Sustaining capex (5)	$3.8	$2.5	$7.9	$5.1
Lamaque
Ounces produced (1)	33,140	3,134	52,818	5,874
Ounces sold (2)	24,330	n/a	24,330	n/a
Cash operating costs ($/oz sold) (5)	$517	n/a	$517	n/a
All-in sustaining costs ($/oz sold) (5)	$814	n/a	$814	n/a
Sustaining capex (5)	$5.3	n/a	$5.3	n/a

(1)	Includes pre-commercial production at Lamaque and at Olympias (Q1 2018).

(2)
Excludes sales of inventory produced at Lamaque and Olympias (Q1 2018) during the pre-commercial production period. In the three and six months ended June 30, 2019, 11,705 ounces and 27,627 ounces, respectively, were sold from inventory produced during the pre-commercial production period.

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru ounces sold were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019.

(5)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Quarterly Review – Operations
Kisladag

Operating Data (1)	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Tonnes placed on pad	2,680,469	358,827	2,680,469	3,206,494
Head grade (g/t Au)	1.11	1.01	1.11	1.13
Gold (oz)
- Produced	26,072	55,930	53,319	109,744
- Sold	26,072	55,631	53,327	109,470
Cash operating costs ($/oz sold)	$381	$664	$471	$621
All-in sustaining costs ($/oz sold)	$471	$808	$590	$762
Financial Data
Gold revenue	$34.3	$72.6	$69.9	$144.3
Depreciation and depletion	6.0	15.1	9.8	28.6
Earnings from mining operations	17.8	19.5	33.8	45.4
Sustaining capital expenditures	$1.1	$5.5	$4.2	$10.3

(1)	Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

As of April 1, 2019, mining, crushing and placing of ore on the Kisladag heap leach pad has resumed. The first area of newly-stacked ore since April 2018 was put under irrigation in April 2019 and gold production is expected to increase in the second half of 2019. Further testwork is underway to determine the effects of 250 day leach cycles on recoveries related to the deeper material in the pit, the results of which are expected to be available in early 2020. The Company expects to update long term guidance at Kisladag based on the results of this testwork.
In Q2 2019, Kisladag produced 26,072 ounces of gold from material placed on the heap leach pad prior to the April 2018 suspension of mining and stacking of ore on the leach pad. As a result, Q2 2019 production was lower than the 55,930 ounces of gold in Q2 2018, when production was benefiting from prior placements of ore. Column tests for metallurgical recoveries to date are meeting expectations.
The decrease in revenue to $34.3 million in Q2 2019 from $72.6 million in Q2 2018 was primarily a reflection of the reduced production resulting from the April 2018 suspension of new material being placed on the leach pad.
Cash operating costs per ounce sold improved to $381 in Q2 2019 from $664 in Q2 2018. The significant decrease was primarily due to the partial allocation of processing costs to leach pad inventory in the quarter, following the resumption of mining and stacking, whereas these costs had been allocated directly to ounces produced during the period that mining was suspended. Costs of mining, crushing and stacking activities in Q2 2019 were allocated to leach pad inventory.
AISC per ounce sold was $471 in Q2 2019, compared to $808 in Q2 2018. The decrease is a result of the lower cash costs per ounce sold combined with a decrease of sustaining capital expenditure to $1.1 million in Q2 2019 from $5.5 million in Q2 2018.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Tonnes milled	125,368	126,304	252,184	250,639
Head grade (g/t Au)	7.19	6.78	7.27	6.63
Average recovery rate (to concentrate)	93.9%	94.4%	93.9%	94.4%
Gold (oz)
- Produced	25,667	24,146	51,791	47,001
- Sold (1)	48,821	23,853	54,639	50,853
Cash operating costs ($/oz sold)	$593	$515	$598	$524
All-in sustaining costs ($/oz sold)	$774	$832	$840	$781
Financial Data
Gold revenue (1)	$65.2	$30.6	$72.6	$66.7
Depreciation and depletion (1)	15.2	8.3	17.5	18.4
Earnings from mining operations (1)	18.5	9.5	19.9	20.2
Sustaining capital expenditures	$5.4	$5.8	$9.0	$9.5

(1)
Efemcukuru ounces sold, revenue and earnings were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019.

Efemcukuru produced 25,667 ounces of gold in Q2 2019, compared with 24,146 ounces of gold in Q2 2018. The 6% increase in production was primarily due to higher average head grade.
A build-up of concentrate inventory occurred at the end of Q1 2019 due to a contract dispute with a customer and concentrate shipment delays due to inclement weather at the loading port at the end of the first quarter. All of the concentrate in inventory was sold during Q2 2019 and inventories were at normal levels at the end of the quarter. This timing issue resulted in lower ounces sold in Q1 2019 and higher ounces sold in Q2 2019. Gold revenue in Q2 2019 increased to $65.2 million from $30.6 million in Q2 2018 primarily as a result of the higher sales volumes.
Despite steady mining costs in Q2 2019, cash operating costs were $593 per ounce sold in Q2 2019 compared to $515 per ounce sold in Q2 2018, a reflection of higher transportation costs and treatment charges. Additionally, penalty rates for impurities are slightly higher due to changes in market conditions. Sustaining capital expenditure was $5.4 million in Q2 2019, slightly lower than $5.8 million in Q2 2018, and resulting in a decrease in AISC per ounce sold to $774 in Q2 2019 from $832 in Q2 2018, in line with significantly higher sales volumes in the quarter.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Olympias

Operating Data	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Tonnes milled	65,814	93,430	143,962	170,395
Head grade (g/t Au)	6.41	8.76	6.96	8.16
Average gold recovery rate (to concentrate)	81.7%	83.5%	83.2%	83.4%
Gold (oz) (1,2)
- Produced	6,924	15,895	16,852	25,860
- Sold	14,462	14,740	24,463	20,488
Silver (oz) (2)	118,188	126,193	248,292	303,209
Lead (t) (2)	1,126	1,362	2,537	3,085
Zinc (t) (2)	1,442	2,178	3,659	4,285
Cash operating costs ($/oz sold)	$1,402	$412	$1,156	$493
All-in sustaining costs ($/oz sold)	$1,731	$715	$1,553	$897
Financial Data
Gold revenue	$18.2	$17.7	$29.0	$24.9
Silver and base metal revenue	7.7	14.4	21.5	20.4
Depreciation and depletion	9.1	10.9	22.2	16.3
(Loss) earnings from mining operations	(11.0)	1.1	(21.1)	(0.8)
Sustaining capital expenditures	$3.8	$2.5	$7.9	$5.1

(1)	Includes pre-commercial production in Q1 2018 and payable ounces in Pb-Ag concentrate.

(2)	Payable metal produced.

Olympias produced 6,924 ounces of gold in Q2 2019, compared with 15,895 ounces in Q2 2018. The decrease in production was primarily due to limited headings underground as a result of slower than anticipated capital development and a backlog of stopes to be filled. This reduced the tonnage fed to the processing plant. A new underground contractor was mobilized during the second quarter and capital development rates are expected to increase over the second half of 2019. Additionally, process improvements are being implemented in the paste backfill plant, which will allow for increased rates of stope filling. A phase of lower average head grade also contributed to lower production in Q2 2019. The mill continues to perform to plan and recoveries and concentrate qualities in Q2 2019 were in line with expectations. Other metal production in Q2 2019 included 118,188 silver ounces (Q2 2018: 126,193 ounces), 1,126 lead tonnes (Q2 2018: 1,362 tonnes) and 1,442 zinc tonnes (Q2 2018: 2,178 tonnes). Silver, lead and zinc production were lower in Q2 2019 compared to Q2 2018 due to the lower tonnes processed.
Gold ounces sold in Q2 2019 were only slightly lower than in Q2 2018 despite significantly lower production in the quarter. This was due to the sale of gold concentrate inventory containing approximately 8,000 ounces that had been produced in prior periods. Inventories were at normal levels at the end of the quarter. Silver and base metal revenue decreased to $7.7 million in Q2 2019 from $14.4 million in Q2 2018 in line with decreased production in the quarter.
Cash operating costs in Q2 2019 were $1,402 per ounce sold, compared with $412 per ounce sold in Q2 2018. The significant increase was due to reduced throughput and lower production volumes in Q2 2019. The increase in cash operating cost, combined with a slight increase in sustaining capital in the quarter resulted in an increase in AISC to $1,731 per ounce sold in Q2 2019 from $715 per ounce sold in Q2 2018.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Lamaque

Operating Data	3 months ended June 30,
	2019	2018
Tonnes milled	147,380	n/a
Head grade (g/t Au)	7.31	n/a
Average recovery rate	95.7%	n/a
Gold (oz)
- Produced (1)	33,140	3,134
- Sold (2)	24,330	n/a
Cash operating costs ($/oz sold)	$517	n/a
All-in sustaining costs ($/oz sold)	$814	n/a
Financial Data
Gold revenue	$32.4	n/a
Silver and base metal revenue	0.1	n/a
Depreciation and depletion	10.4	n/a
Earnings from mining operations	8.5	n/a
Sustaining capital expenditures	$5.3	n/a

(1)	Includes 5,057 ounces produced from ore mined during the pre-commercial production period.

(2)	Does not include 11,705 ounces sold from ore mined during the pre-commercial production period.

Commercial operations commenced at the Lamaque mine in April 2019. Lamaque produced 33,140 ounces of gold in Q2 2019, reflecting strong throughput in the first quarter of commercial operations as a result of good ore availability and an average gold grade of 7.31 grams per tonne. All ore was processed at the Sigma mill in Q2 2019 with the average gold recovery rate of 95.7% above the expected rate of 95%. Production is expected to reduce in the third and fourth quarters of 2019 due to a greater focus on underground development and a shift to lower-grade ore phases.
Revenue of $32.4 million was realized in Q2 2019 from gold sales of 24,330 ounces and does not include sales of the remaining 11,705 ounces that were mined during the pre-commercial production period. Net proceeds of $7.6 million were realized in the quarter from these pre-commercial production sales, including $15.0 million of proceeds and $7.4 million of associated costs. Net proceeds from pre-commercial production sales offset growth capital expenditure.
Cash operating costs in Q2 2019 were $517 per ounce sold, reflecting steady production costs and strong throughput in the first quarter of commercial operations. AISC in Q2 2019 was $814 per ounce sold and was inclusive of sustaining capital expenditure related primarily to underground development and tailings dam construction. Cash operating costs per ounce sold and AISC per ounce sold exclude ounces that were mined during the pre-commercial production period, together with associated costs.
During Q2 2019, approval of the final permits for the tailings management facility were received as expected and construction of the second phase of the facility commenced. This work is expected to be completed by the end of 2019. The Company also continues to explore options to increase production and to extend the mine life at the Triangle deposit.
Growth capital expenditure totalled $11.3 million in Q2 2019 relating primarily to remaining equipment purchases.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2019	2018	2019	2018
Tonnes ore processed (dry)	47,729	35,855	84,987	73,847
Pb feed grade	5.2%	8.5%	5.5%	6.9%
Zn feed grade	8.3%	10.3%	9.0%	9.5%
Tonnes of concentrate produced	10,344	10,475	19,598	19,041
Tonnes of concentrate sold	13,464	12,978	21,304	19,748
Average realized concentrate price ($/t sold) (1)	$1,131	$1,276	$1,242	$1,326
Cash operating costs ($/t of concentrate sold)	$1,241	$1,024	$1,227	$1,099
Financial Data
Concentrate revenues	$15.2	$16.6	$26.5	$26.2
Earnings (loss) from mining operations	(2.4)	3.0	(0.8)	4.0
Sustaining capital expenditures	$2.6	$—	$2.6	$—

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 10,344 tonnes of concentrate in Q2 2019, compared to 10,475 tonnes in Q2 2018. The slight decrease resulted from lower feed grades, partially offset by increased throughput.
Revenue decreased to $15.2 million in Q2 2019 from $16.6 million in Q2 2018 primarily due to lower payable lead produced, combined with a decrease in lead price.
Cash operating costs increased to $1,241 per tonne sold in Q2 2019 from $1,024 per tonne sold in Q2 2018, primarily due to lower feed grades.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Development Projects
Tocantinzinho – Brazil
During Q2 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR on August 1, 2019. Highlights of the study at an estimated gold price of $1300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1400, IRR is 16.6% with an NPV of $313 million at a 5% discount rate. Capital spending totalled $0.8 million in the quarter.
Vila Nova – Brazil
Subsequent to June 30, 2019, the Company executed a sale agreement for the Vila Nova iron ore mine for consideration of $9 million in cash. The sale is expected to close in Q3 2019 subject to the purchaser securing financing and other standard closing conditions. Vila Nova was placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Accordingly, an $11.7 million partial reversal of impairment relating to property, plant and equipment and iron ore inventory was recorded in income in the quarter to record these assets at their estimated fair value based on the sale consideration. $0.4 million was spent at Vila Nova in the quarter and was included in mine standby costs.
Certej – Romania
Process optimization design work advanced in Q2 2019 including a technical review of the Albion Process. Some minor construction work also continued at the site. Spending totalled $1.1 million in the quarter and was included in exploration and evaluation expenditure.
Kisladag Mill – Turkey
Engineering studies for the mill project concluded in Q1 2019 and resources were demobilized and reallocated. Capital spending totalled $1.1 million in the three months ended March 31, 2019 with no further spending in the second quarter. $5.6 million was included in mine standby costs in Q1 2019. No spending was allocated to mine standby costs in Q2 2019 following the resumption of mining, crushing and stacking activities in April 2019.
Skouries – Greece
Skouries remained in care and maintenance during Q2 2019. $2.1 million was spent in the quarter and was included in mine standby costs.

Exploration and Evaluation
Exploration and evaluation activity in Q2 2019 primarily related to brownfields resource expansion programs at the Company’s operations in Canada, Turkey and Greece.
Exploration and evaluation expenditure is expensed when it relates to the initial search for or the delineation of mineral deposits or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditure is capitalized once there is sufficient evidence to support the probability of generating positive economic returns in the future.
In Q2 2019, exploration and evaluation expense totalled $2.5 million, including $1.1 million of spending at the Certej project (see section - Development Projects), and the remainder spent at Turkey and Lamaque, both related to testing early-stage targets. In Q2 2019, capitalized expenditure included $3.5 million on resource expansion programs at Lamaque, Efemcukuru and Stratoni.
At Lamaque, 10,200 metres of drilling during the quarter focused on resource expansion in the lower Triangle Deposit (below the C5 zone) and testing early-stage nearby targets. Drilling results included new stepout intercepts on the C7, C9, and C10 zones, and additional intercepts of peripheral stockwork vein zones. In addition, resource expansion drilling in the lower part of the nearby Plug 4 deposit has confirmed that the mineralized shear and stockwork vein systems continue well below the current resource.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

At Efemcukuru, 7,960 metres of exploration drilling were completed on the Kokarpinar vein systems and on vein targets in the footwall to the Kestane Beleni vein system.
At Stratoni, 2,540 metres of drilling during the quarter targeted the lower part of the Mavres Petres ore body. Several new massive sulphide intercepts have expanded the known extent of massive sulphide mineralization over a hundred metres to the west, and the orebody remains open both downdip and along strike.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this MD&A, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. We calculate costs according to the Gold Institute Standard. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Production costs	$100.9	$85.8	$152.8	$153.1
Stratoni production costs	(17.1)	(13.5)	(26.7)	(22.3)
Production costs – excluding Stratoni	83.8	72.3	126.2	130.9
By-product credits and other adjustments	(7.7)	(14.8)	(21.9)	(21.6)
Royalty expense and production taxes	(4.4)	(2.2)	(5.7)	(4.5)
Cash operating costs	$71.7	$55.3	$98.6	$104.7
Gold ounces sold	113,685	94,224	156,759	180,811
Cash operating costs per ounce sold	$631	$587	$629	$579

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$25.8	($0.2)	$0.1	($15.7)	$9.9	26,072	$381
Efemcukuru	12.4	(1.1)	7.1	10.5	28.9	48,821	593
Olympias	17.8	(6.2)	3.3	5.4	20.3	14,462	1,402
Lamaque (2)	16.2	(0.1)	—	(3.5)	12.6	24,330	517
Total consolidated	$72.2	($7.7)	$10.5	($3.3)	$71.7	113,685	$631
(1) Other costs indicated are primarily inventory change adjustments that result from timing differences between when inventory is produced and when it is sold. The significant negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold. The significant positive change relating to Efemcukuru represents the sale in Q2 2019 of concentrate that had been produced in Q1 2019.
(2) Excludes ounces sold and associated costs for pre-commercial production sales.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$37.6	($0.5)	$0.2	($12.1)	$25.1	53,327	$471
Efemcukuru	24.2	(1.2)	8.0	1.6	32.6	54,639	598
Olympias	33.0	(20.0)	5.5	9.8	28.3	24,463	1,156
Lamaque (2)	16.2	(0.1)	—	(3.5)	12.6	24,330	517
Total consolidated	$111.0	($21.9)	$13.7	($4.2)	$98.6	156,759	$629
(1) Other costs indicated are primarily inventory change adjustments that result from timing differences between when inventory is produced and when it is sold. The significant negative change related to Kisladag reflects mining, crushing and stacking costs that were allocated to heap leach inventory in the period and will be expensed in future periods when the related ounces are recovered and sold. The significant positive change relating to Olympias represents the sale in Q2 2019 of concentrate that had been produced in Q4 2018.
(2) Excludes ounces sold and associated costs for pre-commercial production sales.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$14.4	($0.4)	$0.2	$22.7	$37.0	55,631	$664
Efemcukuru	11.4	(1.0)	1.7	0.1	$12.3	23,853	$515
Olympias	15.5	(13.5)	2.8	1.3	$6.1	14,740	$412
Total consolidated	$41.3	($14.8)	$4.7	$24.1	$55.3	94,224	$587
(1) Other costs indicated are primarily inventory change adjustments that result from timing differences between when inventory is produced and when it is sold. The significant positive change relating to Kisladag represents mining, crushing and stacking costs incurred in previous periods that were allocated to heap leach inventory. These costs are recognized in the current period as the related ounces are produced and sold.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Gold oz sold	Cash operating costs/oz sold
Kisladag	$41.8	($0.7)	$0.4	$26.5	$68.0	109,470	$621
Efemcukuru	23.3	(1.8)	3.4	1.8	$26.6	50,853	$524
Olympias	30.0	(19.1)	4.2	(5.0)	$10.1	20,488	$493
Total consolidated	$95.0	($21.6)	$8.0	$23.3	$104.7	180,811	$579
(1) Other costs indicated are primarily inventory change adjustments that result from timing differences between when inventory is produced and when it is sold. The significant positive change relating to Kisladag represents mining, crushing and stacking costs incurred in previous periods that were allocated to heap leach inventory. These costs are recognized in the current period as the related ounces are produced and sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company defines total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. The Company discloses total cash costs and total cash costs per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Cash operating costs	$71.7	$55.3	$98.6	$104.7
Royalties and production taxes	4.4	2.2	5.7	4.5
Total cash costs	$76.1	$57.5	$104.3	$109.2
Gold ounces sold	113,685	94,224	156,759	180,811
Total cash costs per ounce sold	$670	$610	$665	$604

All-in Sustaining Costs
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of cash operating costs (as defined and calculated above), royalties and production taxes, sustaining capital, sustaining leases, exploration and evaluation costs related to current operations (including capitalized evaluation costs), corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, share-based compensation, and severance expenses. AISC excludes growth capital and reclamation cost accretion not related to current operations, all financing charges (including capitalized interest), except for financing charges related to leasing arrangements, costs related to business combinations, asset acquisitions and asset disposals, and adjustments made to normalize earnings.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2019 (1)	Q2 2018	YTD 2019 (1)	YTD 2018
Cash operating costs	$71.7	$55.3	$98.6	$104.7
Royalties and production taxes	4.4	2.2	5.7	4.5
Corporate and allocated G&A	9.4	15.5	18.2	23.8
Exploration and evaluation costs	1.9	0.4	2.4	0.6
Reclamation costs and amortization	1.2	0.8	2.0	1.8
Sustaining capital expenditure	15.6	13.8	26.4	24.9
AISC	$104.2	$88.0	$153.2	$160.4
Gold ounces sold	113,685	94,224	156,759	180,811
AISC per ounce sold	$917	$934	$977	$887
(1) Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2019:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$9.9	$0.6	$—	$—	$0.7	$1.1	$12.3	26,072	$471
Efemcukuru	28.9	2.3	0.1	0.9	0.2	5.4	37.8	48,821	774
Olympias	20.3	0.7	—	—	0.3	3.8	25.0	14,462	1,731
Lamaque (1)	12.6	0.8	—	1.0	—	5.3	19.8	24,330	814
Corporate (2)	—	—	9.4	—	—	—	9.4	—	82
Total consolidated	$71.7	$4.4	$9.4	$1.9	$1.2	$15.6	$104.2	113,685	$917
(1) Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2019:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.1	$1.2	$0.1	$—	$0.9	$4.2	$31.5	53,327	$590
Efemcukuru	32.6	2.5	0.1	1.3	0.4	9.0	45.9	54,639	840
Olympias	28.3	1.1	—	—	0.6	7.9	38.0	24,463	1,553
Lamaque (1)	12.6	0.8	—	1.0	—	5.3	19.8	24,330	814
Corporate (2)	—	—	18.1	—	—	—	18.1	—	115
Total consolidated	$98.6	$5.7	$18.2	$2.4	$2.0	$26.4	$153.2	156,759	$977
(1) Excludes ounces sold and associated cash operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.
(2) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2018:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$37.0	$1.1	$1.1	$—	$0.3	$5.5	$44.9	55,631	$808
Efemcukuru	12.3	0.5	0.8	0.2	0.2	5.8	19.8	23,853	832
Olympias	6.1	0.6	0.9	0.2	0.3	2.5	10.6	14,740	715
Corporate (1)	—	—	12.7	—	—	—	12.7	—	134
Total consolidated	$55.3	$2.2	$15.5	$0.4	$0.8	$13.8	$88.0	94,224	$934

(1) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2018:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$68.0	$2.3	$1.9	$—	$0.9	$10.3	$83.4	109,470	$762
Efemcukuru	26.7	1.4	1.4	0.3	0.4	9.5	39.7	50,853	781
Olympias	10.1	0.8	1.6	0.3	0.5	5.1	18.4	20,488	897
Corporate (1)	—	—	18.9	—	—	—	18.9	—	105
Total consolidated	$104.7	$4.5	$23.8	$0.6	$1.8	$24.9	$160.4	180,811	$887

(1) Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
General and administrative expenses (from consolidated statement of operations)	$8.1	$14.0	$15.3	$22.2
Add:
Share based payments	2.5	2.8	5.4	4.2
Defined benefit pension plan expense from corporate and operating gold mines	0.5	1.0	1.1	2.1
Less:
General and administrative expenses related to non-gold mines	(0.3)	(4.3)	(0.9)	(7.8)
Business development	(0.5)	(0.4)	(1.0)	(0.7)
Development projects	(0.9)	(0.5)	(1.8)	(1.1)
Corporate and allocated general and administrative expenses	$9.4	$12.6	$18.1	$18.9

Cash Flow from Operations before Changes in Non-cash Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement its consolidated financial statements and exclude the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of its cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Average Realized Price per ounce sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is gold revenue. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.
Average Realized Price per ounce sold is reconciled for the periods presented as follows:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Gold revenue	$150.1	$121.3	$203.9	$236.8
Gold oz sold	113,685	94,224	156,759	180,811
Average realized price per ounce sold	$1,321	$1,287	$1,301	$1,310

Adjusted Net Earnings (Loss)
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on sale of securities; gain (loss) on disposal of assets; other write-down of assets; transaction costs and executive severance payments, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Net earnings (loss) attributable to shareholders of the Company	$12.2	($24.4)	($14.8)	($15.7)
Loss (gain) on disposal of assets	(7.4)	—	(7.4)	(0.1)
Loss (gain) on available-for-sale securities	—	—	—	0.2
Loss (gain) on foreign exchange translation of deferred tax balances	(0.4)	19.1	5.5	21.5
Other write-down of assets, net of tax	—	3.5	—	6.5
Write-down of inventory	1.6	—	4.6	—
Severance	1.1	—	1.1	—
Transaction costs(1)	3.6	—	3.6	—
Impairment reversal	(11.7)	—	(11.7)	—
Total adjusted net earnings (loss)	($1.2)	($1.8)	($19.2)	$12.4
Weighted average shares outstanding	158,372	158,552	158,345	158,506
Adjusted net earnings (loss) per share ($/share)	($0.01)	($0.01)	($0.12)	$0.08

(1) $3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Earnings Before Interest, Taxes and Depreciation and Amortization ("EBITDA"), Adjusted Earnings Before Interest, Taxes and Depreciation and Amortization (" Adjusted EBITDA")
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q2 2019	Q2 2018	YTD 2019	YTD 2018
Earnings (loss) before income tax	$17.2	($2.5)	($4.1)	$10.2
Depreciation, depletion and amortization(1)	41.5	34.5	61.6	63.7
Interest income	(1.0)	(2.0)	(2.2)	(3.4)
Finance costs	16.8	3.2	24.1	7.3
EBITDA	$74.5	$33.2	$79.4	$77.7
Share-based payments	2.5	2.8	5.4	4.2
(Gain) loss on disposal of assets	(7.1)	—	(7.1)	(0.1)
Severance costs	1.1	1.3	1.1	1.3
Proceeds on pre-commercial production sales, net	7.6	0.3	12.2	5.2
Reversal of impairment	(11.7)	—	(11.7)	—
Adjusted EBITDA	$66.8	$37.6	$79.3	$88.3
(1) Includes depreciation within general and administrative expenses.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.
Working capital for the periods highlighted is as follows:

	As at June 30, 2019	As at December 31, 2018
Current assets	$338.7	$514.7
Current liabilities	156.0	141.7
Working capital	$182.7	$373.0

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Quarterly Results

	2019	2019	2018	2018	2018	2018	2017	2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$173.7	$80.0	$92.8	$81.1	$153.2	$131.9	$101.4	$95.4
Impairment charges (reversals), net of tax	(11.7)	—	234.4	94.1	—	—	37.5	—
Net earnings/(loss) (1)	$12.2	($27.0)	($218.2)	($128.0)	($24.4)	$8.7	($20.7)	($4.2)
Net earnings (loss) per share (1)
- basic	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)	(0.03)
- diluted	0.08	(0.17)	(1.38)	(0.81)	(0.15)	0.05	(0.15)	(0.03)
(1) Attributable to Shareholders of the Company.

Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 and at Olympias in Q1 2018 positively impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q3 2018 and Q4 2018 were negatively impacted by impairments of the Company's assets in Greece and Turkey.

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities was $51.0 million in Q2 2019 compared to $43.4 million in Q2 2018. The increase was a result of higher sales volumes in Q2 2019, partially offset by higher interest payments relating to operating activities. Capitalized interest payments included in investing activities were $3.8 million in Q2 2019 relating to Lamaque, as compared to $14.2 million in Q2 2018 relating to Lamaque and Skouries. No interest was capitalized in Q2 2019 following the commencement of commercial operations at Lamaque in April 2019 and the transfer of Skouries to care and maintenance at the end of 2018.
Net cash generated from operating activities was $50.4 million in the six months ended June 30, 2019 compared to $59.8 million in the six months ended June 30, 2018, primarily due to lower production from Kisladag due to the suspension of mining and stacking of ore on the leach pad from April 2018 through March 2019.
The positive working capital change in Q2 2019 reflected an increase in trade payables and accruals in the quarter, including taxes payable, partially offset by an increase in accounts receivable. The increase in accounts receivable reflected an increased volume of concentrate sales in the quarter, for which a portion of payment was still outstanding at June 30, 2019. A decrease in inventory in the quarter also contributed to the positive working capital change and reflected the sale of concentrate inventory buildups at Efemcukuru and Olympias from prior periods. The significant inventory decrease in Q2 2018 was the result of the suspension of mining, crushing and stacking activities at Kisladag in April 2018 and benefited cash generation in that quarter as sales continued from ounces produced from the heap leach pad, despite reduced cash spending following the shutdown of mining activities.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Investing Activities
The Company invested $48.0 million and $113.9 million in capital expenditures on a cash basis in the three and six months ended June 30, 2019, respectively. Growth capital expenditure was $17.1 million and $41.3 million in the respective three and six-month periods on an accrual basis and primarily reflected spending at Lamaque. Capitalized evaluation expenditures totalled $3.5 million and $5.0 million in the three and six months ended June 30, 2019, respectively, related to delineation drilling programs. Sustaining capital spending at producing mines totalled $22.1 million and $32.9 million in the three and six months ended June 30, 2019, respectively. Differences between capital expenditures on a cash basis and an accrual basis in both periods primarily reflect payments of accrued construction costs at Lamaque, partially offset by equipment purchases through leasing arrangements
Capital expenditure was partially offset by $7.6 million and $12.2 million of proceeds from pre-commercial production sales at Lamaque, net of associated costs, in the three and six months ended June 30, 2019, respectively.
Investment in capital expenditure in the quarter was partially offset by a release of $10.6 million of restricted cash used to secure certain obligations in connection with the Company's operations that are now secured under the Company's revolving credit facility.
Financing Activities
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. In May 2019, the Company also executed a $450 million amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”), consisting of:

•	a $200 million non-revolving term loan repayable in six equal semi-annual payments commencing June 30, 2020 (the "term loan"); and

•	a $250 million revolving credit facility with a maturity date of June 5, 2024.
Net proceeds from the senior secured notes and term loan, together with cash on hand, were used to redeem in whole for cash the Company's existing $600 million 6.125% notes due December 2020. Accrued interest of $18.1 million was also paid upon redemption.
$300 million Senior Secured Second Lien Notes
The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The Company received $287.1 million from the offering, which is net of the original issue discount of $6.0 million, and the commission payment and certain transaction costs paid to or on behalf of lenders totalling $6.9 million. The debt is also presented net of transaction costs of $2.3 million incurred directly by the Company in conjunction with the offering. The original discount, commission payment and transaction costs will be amortized over the term of the senior secured notes and included as finance costs. Net proceeds from the senior secured notes were used to redeem in part the Company’s outstanding $600 million 6.125% senior notes due December 15, 2020.
The senior secured notes are secured on a second lien basis by a general security agreement from the Company by the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The senior secured notes are redeemable by the Company in whole or in part, for cash:

i)
At any time prior to December 1, 2021 at a redemption price equal to 100% of the aggregate principal amount of the senior secured notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.

ii)
On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

December 1, 2021               107.125%
December 1, 2022 and thereafter    100.000%
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $1.4 million on initial recognition of the senior secured notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The change in fair value between the initial recognition date and June 30, 2019 was not significant.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at June 30, 2019.
The fair market value of the senior secured notes as at June 30, 2019 is $302 million.
$450 million Senior Secured Credit Facility
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at June 30, 2019.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. The Company’s current interest charges and fees are as follows: LIBOR plus margin of 3.25% on the term loan and any amounts drawn from the revolving credit facility, LIBOR plus margin of 2.17% on non-financial letters of credit secured by the revolving credit facility and 0.8125% standby fees on the available and undrawn portion of the revolving credit facility.
The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Integra Gold Corp. and Integra Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The term loan is presented net of transaction costs of $2.6 million incurred in conjunction with the amendment. The transaction costs will be recognized over the term of the term loan. Fees of $3.2 million relating to the undrawn revolving credit facility have been recorded in other assets and will be amortized over the term of the TARCA.
No amounts were drawn down under the revolving credit facility in the three and six months ended June 30, 2019 and as at June 30, 2019, the balance is nil.
As at June 30, 2019, the Company has outstanding EUR 63.4 million ($71 million) in non-financial letters of credit issued to secure certain obligations in connection with its operations, which reduce availability under the revolving credit facility by a corresponding amount. Concurrent to the establishment of the facility, $10.6 million of restricted cash was released that had previously been held to secure letters of credit.
Capital Resources

	June 30, 2019	December 31, 2018
Cash, cash equivalents and term deposits	$119.9	$293.0
Working capital	182.7	373.0
Restricted collateralized accounts	0.3	0.3
Debt – long-term	$449.1	$596.0

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

At June 30, 2019, the Company has unrestricted cash and cash equivalents of $119.9 million as compared to $293.0 million at December 31, 2018. The decrease was primarily due to cash used in the refinancing of the Company's $600 million 6.125% notes due December 2020. In conjunction with the refinancing, approximately $10.6 million of restricted cash was released relating to letters of credit issued to secure certain obligations in connection with the Company's operations. The letters of credit are now outstanding under the Company's revolving credit facility, reducing availability by a corresponding amount.
Working capital at June 30, 2019 excludes $13.4 million of assets and $4.4 million of liabilities relating to Vila Nova that have been classified as held-for-sale.
Management believes that the working capital of $182.7 million as at June 30, 2019, together with future cash flows from operations and access to the undrawn credit facility, if required, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Material contractual obligations as at June 30, 2019 are outlined below.

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	33.3	133.3	333.3	—	$500.0
Purchase obligations	32.9	1.3	0.3	—	34.5
Lease commitments	10.3	16.9	3.4	1.0	31.7
Mineral properties	5.9	12.0	11.9	20.5	50.3
Totals	$82.5	$163.6	$349.0	$21.6	$616.6

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Purchase obligations relate primarily to mine development expenditures at Olympias and mine operating costs at Kisladag. Upon adoption of IFRS 16, leases for various assets including equipment, offices and properties that had previously been classified as operating or financing leases under IAS 17 have been combined into a single classification line above. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. The table does not include interest on debt.

Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2019	158,805,581
- as of July 31, 2019	158,805,581
Share purchase options - as of July 30, 2019 (Weighted average exercise price per share: Cdn$14.38)	6,058,277
(1) Includes Treasury Stock.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Managing Risk
In its exploration, development and mining of mineral deposits, the Company is subject to various, significant risks. Several of these financial and operational risks could have a significant impact on the Company's cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of the Company's properties; the updating of resource and reserve models and life of mine plans; foreign exchange risks; regulatory; financing; tax as well as health, safety, and environmental risks. These risks are not the only risks and uncertainties the Company faces. Risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of the Company's business and share price, refer to the section 'Risk Factors in Our Business' in the Company’s current AIF for the year ended December 31, 2018, 2018, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2019 include the following:

•
Following the refinancing of the Company's debt in June 2019, management believes that the working capital at June 30, 2019, together with expected cash flows from operations and access to the undrawn credit facility, if required, is sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.

•
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at June 30, 2019, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the United Kingdom and Turkey. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. In recent months, Turkey's sovereign credit ratings have been downgraded, followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at June 30, 2019, the Company holds approximately 13% of its cash in financial institutions in Turkey. The credit risk associated with financial institutions in other jurisdictions continues to be considered as low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.

•
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros, and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can impact production costs and capital expenditures, which can affect future cash flow, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of June 30, 2019, approximately 72% of cash and cash equivalents is held in U.S. dollars. The amount of cash and cash equivalents held in Canadian dollars has increased in 2019 to support operations at Lamaque following the commencement of commercial production in April 2019. The Company has a risk management policy that contemplates potential hedging of its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future. There is no assurance that any hedges that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than it would have experienced if it had no hedges in place.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

•
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows. Subsequent to refinancing the Company's debt in June 2019, outstanding debt is in the form of senior notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. Borrowings under the Company’s senior credit facility, if drawn, are also at variable rates of interest. Borrowings at variable rates of interest expose the Company to interest rate cost and interest rate risk. The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such swaps in the future. There is no assurance that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause the Company to experience less favourable economic outcomes than would have been experienced if the Company had no such swaps in place.

These are not the only risks that could have an effect on the Company's business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2018 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

Accounting Matters
Adoption of New Accounting Standards and Upcoming Changes
The accounting policies applied in the Company's unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 are the same as those applied in the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017 other than as described below.
a)IFRS 16 ‘Leases’
IFRS 16 introduces a single accounting model for lessees. The Company, as lessee, is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, which election is made by underlying class of assets to which the right of use asset relates, or leases where the underlying asset is of low value, which election is made on an asset by asset basis. The accounting treatment for lessors remains largely the same as under IAS 17 'Leases'.
The Company adopted this standard from January 1, 2019 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.
Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, ‘Determining Whether an Arrangement contains a Lease’. On adoption of IFRS 16, the Company now assesses whether a contract is or contains a lease based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient permitted by the standard to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed using the definition of a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.
The Company leases various assets including equipment, offices and properties that had previously been classified as operating leases under IAS 17. On adoption of IFRS 16, liabilities for these leases were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018 of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 13.1%. The Company elected to measure the right-of-use assets for these leases at amounts equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position on December 31, 2018.
On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with low value.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•
Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The Company also leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
The impact on transition is summarized below.

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019

Lease assets presented in property, plant and equipment	$11.3	$9.4	$20.7
Lease liabilities – current	3.0	2.7	5.5
Lease liabilities – non-current	6.5	6.2	12.7
Accounts receivable and other	81.0	(0.6)	80.4

On adoption of IFRS 16, the Company excluded certain arrangements which management concluded were not within the scope of IFRS 16 because they are arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. A reconciliation of lease commitments previously reported and the amount of the lease liability recognized is as follows:

January 1, 2019

Operating lease commitments at December 31, 2018	$64.7
Exclusion of arrangements to explore for or use minerals	(53.2)
Leases with low value at January 1, 2019	(1.7)
Leases with less than 12 months of remaining lease term at January 1, 2019	(0.9)
Arrangements reassessed as leases	3.1
Effect of discounting using the incremental borrowing rate at January 1, 2019	(3.2)
Lease liabilities recognized as IFRS 16 adjustment at January 1, 2019	$8.8

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

The following is the new accounting policy for leases under IFRS 16:
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain re-measurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgment to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgment in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.

b)	IFRIC 23 'Uncertainty over Income Tax Treatments'
This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its unaudited condensed consolidated interim financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the Exchange Act of 1934 and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2018.
A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.
During the 2018 year-end audit process, a material weakness was identified in internal controls performed by Management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as at December 31, 2018. This overstatement was corrected in the Company’s financial statements prior to issuance by reducing the impairment charge in Q4 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.
Management’s Remediation Plan
Management believes this material weakness in internal controls is an isolated event and is not pervasive.
Management's remediation plan has been implemented and includes strengthening of the controls and processes to track and approve changes in the impairment models, particularly those relating to convention changes, and updating the control precision levels pertaining to logged changes to the impairment analysis.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the identification of the material weakness identified as at year ended December 31, 2018, and the associated remediation plan enhancements to the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Qualified Person
Mineral resources which are not mineral reserves do not have demonstrated economic viability. Except as otherwise noted, Paul Skayman, FAusIMM, the Company's Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.

Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018 factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2018 filed on SEDAR under the Company's name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions under SEC Industry Guide 7. In the United States, under SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC Industry guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies who report pursuant to SEC Industry Guide 7.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to Industry Guide 7.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2019 and 2018

Corporate Information
Directors

George Albino [2,3]	Chair of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Paul Skayman	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Shane Williams	Senior VP Capital Projects and Greece & Quebec Operations
Christos Balaskas	VP and General Manager, Greece
David Bickford	VP and General Manager, Turkey
Nicolae Stanca	VP and General Manager, Romania
Lincoln Silva	VP and General Manager, Brazil
Cara Allaway	VP Finance
Peter Lewis	VP Exploration
Andor Lips	VP European Strategy & Corporate Sustainability
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager, Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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